SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DELTA PETROLEUM CORPORATION

(Name of Subject Company (Issuer))

TRACINDA CORPORATION

KIRK KERKORIAN

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

247907207

(CUSIP Number of Class of Securities)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

Copy to:

Janet S. McCloud, Esq.

Glaser, Weil, Fink,

Jacobs, & Shapiro, LLP

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:
Form or Registration Number:	Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☒ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 36,128,000
8. Shared Voting Power
9. Sole Dispositive Power 36,128,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,128,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 34.98%*
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 103,289,430 shares of common stock issued and outstanding on August 1, 2008, as set forth in Delta Petroleum’s Form 10-Q dated August 7, 2008 for the quarter ended June 30, 2008.

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 36,128,000
8. Shared Voting Power
9. Sole Dispositive Power 36,128,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,128,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 34.98%*
14.	Type of Reporting Person (See Instructions) IN
*	Percentage calculated on the basis of 103,289,430 shares of common stock issued and outstanding on August 1, 2008, as set forth in Delta Petroleum’s Form 10-Q dated August 7, 2008 for the quarter ended June 30, 2008.

Tracinda Announces Tender Offer to Acquire an Additional 14 million Shares of Common Stock of Delta Petroleum Corporation

LOS ANGELES—October 31, 2008—Tracinda Corporation today announced that it intends to make a cash tender offer for up to 14 million shares of common stock of Delta Petroleum Corporation (NASDAQ: DPTR) at a price of $11.00 per share. The offer price represents a 20.7% premium over Delta’s closing stock price of $9.11 on October 30, 2008.

The shares to be purchased pursuant to the offer represent approximately 13.55% of the outstanding shares of Delta Petroleum Corporation common stock. Tracinda Corporation, of which Kirk Kerkorian is the sole shareholder, currently owns 36,128,000 shares of Delta’s common stock, which represents approximately 34.98% of the outstanding shares. Tracinda’s average cost for such shares was approximately $19.03 per share. Upon completion of the offer, Tracinda would beneficially own 50,128,000 shares of Delta common stock, or approximately 48.53% of the outstanding shares.

Tracinda is making the offer because it believes that in light of current economic and market conditions there is significant value in the oil and gas industry. Tracinda further believes that Delta is well positioned in the industry with valuable resource plays, a strong asset base and exploration projects that Tracinda believes hold significant growth potential. Tracinda made its initial investment in Delta believing that Delta’s management was extremely talented. Tracinda’s interaction with Delta’s management team over the past ten months has reinforced Tracinda’s view.

Once the tender offer is commenced, offering materials will be mailed to Delta stockholders and filed with the Securities and Exchange Commission. Delta stockholders are urged to read the offering materials when they become available because they will contain important information.

The tender offer will be subject to customary conditions for transactions of this type. Tracinda’s offer will not be subject to financing.

THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. TRACINDA HAS NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN. THE TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT OF TRACINDA AND THE RELATED LETTER OF TRANSMITTAL WHEN SUCH DOCUMENTS ARE FILED AND BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE FILED BY TRACINDA WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THIS STATEMENT (WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC’S WEB SITE AT: HTTP://WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO TRACINDA.

Abernathy MacGregor Group

Winnie Lerner / Tom Johnson, 212-371-5999